Exhibit 99.2

PRESS RELEASE

FOR IMMEDIATE RELEASE

Company Contact:
Gary G. Gemignani
Chief Financial Officer
212-332-1666
ggemignani@gentium.com

Investor Relations Contacts:
U.S.
The Trout Group
Marcy Strickler
646-378-2927
mstrickler@troutgroup.com

Italy:
Burson-Marsteller
Luca Ricci Maccarini
luca_maccarini@it.bm.com
+39 02.721431

Gentium Reports Third Quarter Financial Results; Provides Financial and Clinical Update

Villa Guardia (Como), Italy (December 11, 2007) - Gentium S.p.A. (NASDAQ: GENT) (the “Company”) today reported financial results for the three and nine months ended September 30, 2007. The Company ended the quarter with €31.85 million ($45.16 million) in cash and cash equivalent. Highlights of the third quarter of 2007 and recent weeks as of December 11, 2007 include:

•
Continued progress of the ongoing Phase III clinical trial in the U.S., which is evaluating the Company’s lead product, Defibrotide, as a potential treatment for patients with Veno-Occlusive Disease (“VOD”) with multiple organ failure (“Severe VOD”). This trial has enrolled 69 of an expected 80 patients to date in its prospective arm.

•
Progress has also been made with the Company’s Phase II/III clinical trial in Europe which is evaluating Defibrotide for the prevention of VOD in children. This trial has enrolled 206 of an expected 270 patients to date.

•
In June 2007, investigators presented interim Phase I results from an ongoing independent Phase I/II clinical trial in Europe of Defibrotide to treat advanced and refractory multiple myeloma patients. Investigators are scheduled to present the final Phase I results from the trial at the American Society of Hematology Annual Meeting in December 2007.

•
In October 2007, in connection with its current License and Supply Agreement with Sigma-Tau Pharmaceuticals, Inc., the Company signed a letter agreement with Sigma-Tau whereby Sigma-Tau agreed to reimburse the Company for 50% of certain costs of the Company’s Phase III clinical trial of Defibrotide to treat Severe VOD. To date, Sigma-Tau has agreed to reimburse the Company for an aggregate of $4.053 million, of which the Company has received $2.217 million.

•
In October 2007, the Company exercised a right to require the exercise of warrants issued in connection with its 2005 PIPE offering. The Company realized gross proceeds of approximately $5.384 million from these exercises.

•
In December 2007, the Company filed an amendment to the protocol for its Phase III clinical trial of Defibrotide to treat Severe VOD. The trial previously had a primary endpoint of survival at 100 days after stem cell transplantation, and a secondary endpoint of complete response. The amendment reversed those endpoints, making complete response the primary endpoint and survival a major secondary endpoint. The Company has already been collecting data on both endpoints, and so the change will not delay or require additional enrollment of patients. Complete response was the primary endpoint for the Phase II clinical trial of Defibrotide to treat Severe VOD that was completed in 2005. The Company made this change after discussions with the FDA and believes that complete response better demonstrates the efficacy of defibrotide and therefore is a more appropriate endpoint for this trial.

•	As a corollary to its Phase III clinical trial, the Company has also instituted an expanded access program for Defibrotide to treat Severe VOD.

•	At The American Society of Hematology Meeting (ASH), held in Atlanta, Georgia on December 7 to 11, 2007, investigators gave the following presentations:

•	“Defibrotide for the Treatment of Veno-Occlusive Disease Post SCT: Preliminary Results of EU Compassionate Use Program in 332 Patients Confirm Promising Activity and Manageable Toxicity”

•
“A Phase 3 Randomized, Historically-Controlled Clinical Trial Investigating the Use of Defibrotide in the Treatment of Severe Veno-Occlusive Disease Post-SCT: A Novel Approach to the Validation of a Promising New Drug for the Treatment of a Life Threatening Disease”

•	At the ASH conference, the Company also presented the following posters:

•	“Reduced Fibrinolysis in the Hepatic Venous Occlusive Disease: Effect of Defibrotide on Plasmin Activity”

•	“Co-Culture of Myeloma and Endothelial Cells: Defibrotide Downregulates Heparanase and Pro-Angiogenic Growth Factor”

•	“Defibrotide Counteracts the Modifications of Anti-Thrombotic Phenotype of Endothelial Cells Induced by Thalidomide”

Additional Clinical and Corporate Highlights

Commenting on Gentium’s clinical and operational progress during the quarter, Laura Ferro, M.D., Chairman and Chief Executive Officer, said, “Over the past quarter, the Company has continued to make progress in enrollment in its main clinical trials. We have also strengthened our balance sheet through the exercise of our 2005 PIPE warrants and Sigma-Tau’s agreement to share in some of the costs for our Phase III clinical trial of Defibrotide to treat Severe VOD. Additionally, we believe that the numerous physician requests that lead us to initiate an expanded access program underscores the unmet medical need for this life-threatening disease.”

Dr. Ferro continued, “We believe that 2008 will be pivotal for the Company as we expect to report results in the Company’s Phase III clinical trial of Defibrotide to treat Severe VOD, complete enrollment in its Phase II/III clinical of Defibrotide to prevent VOD in children in Europe and initiate a second Phase II/III clinical trial of Defibrotide to prevent VOD in adults and children in the United States and adults in Europe. We also expect to complete patient enrollment in the U.S. Phase III pivotal trial of Defibrotide to treat Severe VOD during the coming weeks.”

Financial Highlights

The Company reports its financial condition and operating results using U.S. Generally Accepted Accounting Principles (GAAP). The Company’s financial statements are prepared using the Euro as its functional currency. On September 30, 2007, €1.00 = $ 1.4179.

For the third quarter ended September 30, 2007 compared with the prior-year’s third quarter:

•	Total revenues were €1.20 million, compared with €0.90 million

•	Operating costs and expenses were €5.42 million, compared with €5.06 million

•	Research and development expenses, which are included in operating costs and expenses, were €2.39 million, compared with €2.76 million

•	Operating loss was €4.22 million, compared with €4.16 million.

•
Foreign currency exchange gain/(loss), net was (€1.60) million, compared with €0.09 million. The 2007 foreign currency exchange gain/(loss), net included unrealized foreign exchange loss of (€1.51) million, resulting primarily from remeasurement at September 30, 2007 of the Company’s cash held in a currency other than the Euro. For the corresponding prior year period, unrealized foreign exchange gain amounted to €0.07 million.

•	Interest income, net, was €0.36 million, compared with €0.20 million

•	Net loss was €5.46 million, compared with €3.88 million

•	Basic and diluted net loss per share was €0.38 compared with €0.33 per share

For the nine months ended September 30, 2007 compared with the comparable prior-year period:

•	Total revenues were €3.60 million, compared with €3.00 million

•
Operating costs and expenses were €30.95 million, compared with €13.42 million. Operating costs and expenses include a €13.74 million write-down of the assets the Company acquired from Crinos in 2007. Excluding such write-down, operating costs and expenses would have been €17.21.

•	Research and development expenses, which are included in operating costs and expenses, were €8.95 million, compared with €6.36 million

•	Operating loss was €27.35 million, compared with €10.41 million. Excluding the write-down of the assets acquired from Crinos, operating loss would have been €13.61 million.

•
Foreign currency exchange gain/(loss), net was (€3.01) million, compared with €0.14 million. The 2007 foreign currency exchange loss, net included unrealized foreign exchange loss of €2.89 million, resulting primarily from remeasurement at September 30, 2007 of the Company’s cash held in a currency other than the Euro. For the corresponding prior year period, unrealized foreign exchange loss amounted to €0.1 million.

•	Interest income, net, was €1.01 million, compared with €0.34 million

•	Net loss was €29.36 million, compared with €10.22 million. Excluding the write-down of the assets acquired from Crinos, net loss would have been €15.62 million.

•
Basic and diluted net loss per share was €2.12 compared with €0.97 per share. Excluding the write-down of the assets acquired from Crinos, basic and diluted net loss per share would have been €1.13 per share.

Operating Results and Trends

The fluctuation in product sales revenues for the three- and nine-month periods compared with the prior-year periods is primarily due to varying demand for our products from our customers. Sales to affiliates represented 62% and 94% of the total product sales in the nine months ended September 30, 2007 and 2006, respectively. Sales to third parties increased to €1.33 million mainly due to higher demand for our active pharmaceutical ingredient sulglicotide in the Korean market of €0.5 million and due to our acquisition of the Italian marketing authorization and trademarks regarding Defibrotide, which allowed the Company to sell Defibrotide directly to distributors instead of indirectly through Sirton.

Cost of goods sold was €2.68 million for the nine-month period ended September 30, 2007 compared to €2.44 million for the comparable period in 2006. Cost of goods sold as a percentage of product sales was 77% in the 2007 period compared to 87% in the 2006 period. The decrease was due to higher levels of semi-finished and finished inventory during the 2007 period than during 2006 period. In addition, the Company wrote off certain inventory in 2006.

Research and development expenses increased during the three-and nine-month periods in 2007 compared with 2006, primarily due to increased expenses associated with the ongoing U.S. Phase III trial for the treatment of Severe VOD. Those increased expenses included growth in headcount, outside services, primarily contract research organization expenses, regulatory activities and stock-based compensation expense. The 2007 research and development expenses set forth above are net of €1.784 million accrued as a decrease of cost pursuant to Sigma-Tau’s agreement to reimburse certain costs incurred in the Company’s Phase III clinical trial of Defibrotide to treat Severe VOD.

General and administrative expenses were €4.58 million and €3.79 million for the nine-month period ended September 30, 2007 and 2006, respectively. The increase is primarily due to increased headcount and facilities related expenses, costs incurred on Sarbanes-Oxley implementation, general corporate expenses and stock based compensation expense.

Interest income, net, increased to €1.01 million in the nine-month period ending September 30, 2007 over comparable period in 2006. Interest income amounted to €1.29 million and €0.47 million in the nine months ended September 30, 2007 and 2006, respectively, an increase of €0.82 million. The increase is due to a higher amount of invested funds as a result of a private placement completed in February 2007. Interest expense totaled €0.28 million and €0.13 million in the nine months ended September 30, 2007 and 2006, respectively.

The Company ended the third quarter of 2007 with €31.85 million in cash and cash equivalents, compared with cash and cash equivalents of €10.21 million as of December 31, 2006.

About Gentium

Gentium, S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the research, development and manufacture of drugs to treat and prevent a variety of vascular diseases and conditions related to cancer and cancer treatments. Defibrotide, the Company’s lead product candidate, is an investigational drug that has been granted Fast Track Designation by the U.S. FDA for the treatment of Severe VOD, Orphan Drug status by the U.S. FDA for the treatment and prevention of VOD and Orphan Medicinal Product Designation by the European Commission for the treatment and prevention of VOD.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F under the caption “Risk Factors.”

Source: Gentium

(Tables to follow)

GENTIUM S.p.A.
Balance Sheets
(Amounts in thousands, except share and per share data)

	December 31, 2006	September 30, 2007
ASSETS		(unaudited)
Cash and cash equivalents	€10,205	€31,847
Restricted Cash	4,000	-
Accounts receivable	227	487
Accounts receivable from related parties	3,478	3,529
Inventories, net	1,499	1,655
Prepaid expenses and other current assets	1,427	5,898
Total Current Assets	20,836	43,416

Property, manufacturing facility and equipment, at cost	18,944	21,238
Less: Accumulated depreciation	9,550	10,298
Property, manufacturing facility and equipment, net	9,394	10,940

Intangible assets, net of amortization	586	2,811
Available for sale securities	560	527
Other non-current assets	4,017	25
Total Assets	€35,393	€57,719

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	€-	€500
Accounts payable	4,734	11,713
Payables to related parties	454	1,478
Accrued expenses and other current liabilities	1,198	1,378
Deferred income	140	35
Current portion of capital lease	43	103
Current maturities of long-term debt	724	1,207
Total Current Liabilities	7,293	16,414

Account payable, net of current maturities	-	6,100
Long-term debt, net of current maturities	5,683	4,900
Capital lease obligation	48	286
Termination indemnities	682	683
Total Liabilities	13,706	28,383

Share capital (par value: €1.00; 15,100,292 and 18,454,292 shares authorized; 11,773,613 and 14,300,176 shares issued at December 31, 2006 and September 30, 2007, respectively)	11,774	14,300
Additional paid in capital	49,476	83,987
Other comprehensive income (loss)	32	(1)
Accumulated deficit	(39,595)	(68,950)
Total Shareholders’ Equity	21,687	29,336
Total Liabilities and Shareholders’ Equity	€35,393	€57,719

GENTIUM S.p.A.
Statements of Operations
(Unaudited, amounts in thousands except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2007	2006	2007
Revenues:
Sales to affiliates	€799	€311	€2,652	€2,147
Third party product sales	45	852	155	1,328
Total product sales	844	1,163	2,807	3,475
Other income and revenues	58	35	197	120
Total Revenues	902	1,198	3,004	3,595

Operating costs and expenses:
Cost of goods sold	828	1,133	2,444	2,683
Charges from affiliates	251	124	632	526
Research and development	2,760	2,389	6,362	8,950
Write-down of assets acquired from Crinos	-	-	-	13,740
General and administrative	1,138	1,550	3,787	4,583
Depreciation and amortization	87	221	190	467
	5,064	5,417	13,415	30,949
Operating loss	(4,162)	(4,219)	(10,411)	(27,354)

Foreign currency exchange gain (loss), net	86	(1,599)	(144)	(3,010)
Interest income, net	198	360	338	1,009
Net loss	€(3,878)	€(5,458)	€(10,217)	€(29,355)

Net loss per share:
Basic and diluted net loss per share	(0.33)	(0.38)	(0.97)	(2.12)
Weighted average shares used to compute basic and diluted net loss per share	11,666,013	14,282,142	10,510,315	13,873,275

GENTIUM S.p.A.
Statements of Cash Flows
(Unaudited, amounts in thousands)

	Nine Months Ended September 30,
	2006	2007
Cash Flows From Operating Activities:
Net loss	€(10,217)	€(29,355)
Adjustments to reconcile net loss to net cash used in operating activities:
Write-down of assets acquired from Crinos	-	13,740
Unrealized foreign exchange loss	149	2,930
Depreciation and amortization	750	1,085
Non cash share based compensation	665	1,189
Inventory write off	182	-
Gain on assets disposal	(23)	(14)
Deferred income	(105)	(105)
Changes in operating assets and liabilities:
Accounts receivable	(462)	(311)
Inventories	3	(156)
Prepaid expenses and other current and non current assets	(192)	(2,467)
Accounts payable, accrued expenses and other long term liabilities	1,548	4,255
Net cash used in operating activities	(7,702)	(9,209)

Cash Flows From Investing Activities
Capital expenditures	(1,311)	(1,966)
Proceeds from sale of equipment	23	14
Intangible expenditures	(431)	(302)
Investment in marketable securities	(530)	-
Net cash used in investing activities	(2,249)	(2,254)

Cash Flows From Financing Activities:
Proceeds from short-term borrowings	-	500
Proceeds from long term debt, net	4,563	-
Repayments of long-term debt	(599)	(300)
Repayments of capital lease obligation	(20)	(30)
Early extinguishment of long term debt	(1,868)	-
Proceeds from warrant and stock option exercises	884	1,365
Proceeds from private placement, net	15,896	34,483
Net cash provided by financing activities	18,856	36,018

Increase in cash and cash equivalents	8,905	24,555
Effect of exchange rate on cash and cash equivalents	(142)	(2,913)
Cash and cash equivalents, beginning of period	12,785	10,205
Cash and cash equivalents, end of period	€21,548	€31,847